4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

October 12, 2006

United States Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, NW
Washington, D.C. 20549

Re:   Central Freight Lines, Inc.
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A and
Schedule 13E-3, each filed on October 12, 2006
File No. 000-50485

Dear Ms. Murphy:

We have set forth below the response of Central Freight Lines, Inc. (“Central” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 6, 2006. To the extent that the response relates to information concerning entities other than the Company, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. The Company is concurrently filing via EDGAR Amendment No. 4 to Schedule 13E-3 (the “13E-3/A-4”) and Amendment No. 4 to Schedule 14A (the “Proxy Statement” and together with the 13E-3/A-4, the “Amendments”). The Amendments reflect the Company’s response to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you marked copies of the Amendments, marked to show changes from the filings on October 3, 2006. All page references in the Company’s response are to the marked copies of the Amendments.

Each of the parties to the 13E-3/A-4 acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in the Amendments;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendments; and

•	it may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM
AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Ms. Celeste M. Murphy
October 12, 2006
Page

For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

1.
WE NOTE YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT 7 WHICH SOUGHT ADDITIONAL INFORMATION REGARDING THE NEGOTIATIONS CONDUCTED, AND DECISIONS MADE, ON BEHALF OF THE CHILDREN’S TRUST TO REMAIN AS A SHAREHOLDER OF THE SURVIVING CORPORATION. YOUR SUPPLEMENTAL RESPONSE SUGGESTS THAT MR. MOYES’ “INTEREST IN THE CHILDREN’S TRUST REMAINING AS A SHAREHOLDER OF THE SURVIVING CORPORATION’ WAS CRITICAL TO THE TRUST’S DECISION TO REMAIN AS A SHAREHOLDER. YOU FURTHER STATE THAT UNTIL RECENTLY “NO COMMITMENT HA[D] BEEN MADE BY MR. MOYES WITH RESPECT TO THE CHILDREN’S TRUST REMAINING AS A SHAREHOLDER.” IT IS NOT CLEAR WHETHER YOUR SUPPLEMENTAL RESPONSE REFERS TO MR. MOYES, ACTING ON BEHALF OF CENTRAL, NATL, OR CHILDREN’S TRUST. WE RE-ISSUE OUR PRIOR COMMENT. PLEASE EXPAND YOUR RESPONSE TO CLARIFY.

Jerry Ehrlich, acting on behalf of the Children's Trust, had expressed an interest in the Children's Trust remaining as a shareholder of the surviving corporation. However, Mr. Ehrlich had expressed his objections to executing the Schedule 13E-3 and entering into the Stockholders' Agreement at the closing of the transaction. Mr. Moyes, acting on behalf of himself, the Family Trust and NATL, had also indicated an interest in the Children's Trust remaining as a shareholder of the surviving corporation, subject to the Children's Trust agreeing to enter into the Stockholders Agreement, but, Mr. Moyes had made no commitment with respect to the Children's Trust remaining as a shareholder under the conditions requested by Mr. Ehrlich. As a result of these differences in view, discussions did not initially proceed beyond this preliminary stage.

In August 2006, Mr. Ehrlich retained counsel to represent the interest of the Children's Trust in connection with the Merger. On August 22, 2006, Mr. Ehrlich's counsel met with Mr. Moyes' counsel to discuss Mr. Ehrlich's position on the Merger and his view that he was required to file a Schedule 13E-3.

Over the next weeks, Mr. Moyes' and Mr. Ehrlich's counsel, with input from the principals negotiated the terms of the Indemnification Agreement and the Stockholders' Agreement, reaching agreement on September 12, 2006. As part of such agreement, Mr. Ehrlich agreed to execute the Schedule 13E-3 in his capacity as trustee of the Children's Trust, although Mr. Ehrlich does not believe that he has an obligation to do so.

* * *

Ms. Celeste M. Murphy
October 12, 2006

    If you have any questions or comments concerning the matters discussed above, please call me at 816-983-8146.

Respectfully submitted,

/s/ Jeffrey T. Haughey
Jeffrey T. Haughey

cc:   Mr. Daniel H. Morris, Securities and Exchange Commission
Mr. Cam Carruth, Chair of the Special Committee
Mr. Robert Fasso, Central Freight Lines, Inc.
       Mr. David J. Routh, Scudder Law Firm, P.C., L.L.O.
      Mr. John H.Grayson, Morgan Keegan & Company, Inc.
Mr. Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Karen C. McConnell, Ballard Spahr Andrews & Ingersoll, LLP
Mr. Gerald F. Ehrlich, Land & Ehrlich, Ltd.
Mr. Christopher Johnson, Squire, Sanders & Dempsey L.L.P.